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                                  Exhibit 2.2

      Press release dated July 30, 1997 announcing the consummation of the transactions contemplated in the Stock Purchase Agreement

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NetManage, Inc.                                           FOR IMMEDIATE RELEASE
Press Release

Contact:
--------
John Pecoraro, NetManage, Inc., (408) 342-7669 jsp@netmanage.com

Kim Rose or Jessica Dunker, ShapeTechnology, (408) 733-2505 krose@shapetech.com

                NETMANAGE, INC. FINALIZES ACQUISITION OF NETSOFT
             Combined Entity Forms One of the Largest Single Source
                    Vendors for UNIX(R) and IBM Connectivity

CUPERTINO, CALIF. - JULY 30, 1997 - NetManage, Inc. (NASDAQ: NETM), a worldwide leader in complete PC Connectivity solutions, today announced that it has completed the acquisition of NetSoft of Irvine, California, a worldwide leader in PC-to-host client/server communications software. NetManage paid $26 million in cash for all the outstanding shares of NetSoft. The combined organization, which will operate under the NetManage name, will be one of the largest vendors in the expanding PC Connectivity market, as well as the industry's first single source supplier of advanced PC and Web-based Connectivity solutions for both UNIX(R) and IBM host systems.

Patrick Linehan, former president and CEO of NetSoft, has assumed the position of senior vice president and general manager of the Core Business Unit at NetManage, which encompasses the NetManage Chameleon and NetSoft product lines. Zvi Alon will retain the position of president and CEO of NetManage, focusing on the Emerging Business Unit.

"The synergistic approaches that NetManage and NetSoft have taken to the UNIX and IBM Host Connectivity markets will make our transition to one company smooth from both an operational and end-user perspective," said Zvi Alon, president and CEO of NetManage. "The union of these two organizations means that moving forward, customers can make one phone call and have all of their PC Connectivity needs met."

Patrick Linehan, senior vice president and general manager at NetManage, added, "NetManage and NetSoft are both well-established companies with significant market share in their respective markets. By moving forward together into the new Web-focused Connectivity markets, we will be

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able to apply our combined technology expertise to ensure that end users have the most comprehensive solutions possible-from the organizations that they have already come to know and trust."

ABOUT NETMANAGE
Founded in 1990, NetManage, Inc. provides complete PC Connectivity solutions, offering world-class applications for UNIX and IBM host access, and award-winning applications for messaging and collaboration. NetManage helped drive the emergence of open networks through its TCP/IP applications and its significant contributions to important industry standards including both WinSock and the NS Router. With the addition of NetSoft, NetManage employs more than 600 people worldwide, and is headquartered in Cupertino, CA. The company's products are sold and serviced worldwide by NetManage's direct sales force, international subsidiaries, and authorized channel partners.

Additional information on NetManage is available on the Internet at www.netmanage.com, by sending e-mail to invest.rel@netmanage.com, or by calling
(408) 973-7171.

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NetManage, Chameleon, the 'lizard-in-the-box' logo, and the Chameleon design are trademarks or registered trademarks of NetManage, Inc. in the United States and/or other countries. NetSoft and the NS Router are registered trademarks of NetSoft in the United States and other countries. All other trademarks are the property of their respective owners.